Exhibit 99.1

Tuesday, 13 August 2019

National Grid plc (National Grid)

National Grid plc scrip dividend

National Grid confirms that an application has been made to the Financial Conduct Authority for ordinary shares to be admitted to the Official List, and to the London Stock Exchange for 65,434,901 ordinary shares to be admitted to trading, in relation to the operation of the Scrip Dividend scheme for the 2018/19 final dividend, payable on 14 August 2019.  Dealings are expected to commence on 14 August 2019 and the shares will rank pari passu with the existing issued ordinary shares of the Company.
In accordance with the terms of the scrip dividend, 65,434,901 ordinary shares are to be issued at a price of 789.74 pence per share.  In accordance with the terms of the scrip dividend for US holders of American Depositary Receipts ('ADRs'), 415,388 ADRs (each representing 5 ordinary shares) are to be issued at a price of US$49.9866, representing 2,076,940 ordinary shares (including fractional entitlements).
The current terms and conditions of the scrip dividend scheme are available on the Company's website at www.nationalgrid.com in the Investors section and from Equiniti (0800 169 7775), help.shareview.co.uk.

Contact: Megan Barnes, Senior Assistant Company Secretary (020 7004 3325)